FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.

333-202409

Luxembourg, February 22nd, 2016

Frequently Asked Questions regarding the EGM Convening Notice

The Company has received various questions regarding the convening notice published on February 9, 2016 for an extraordinary meeting of shareholders to be held on March 10, 2016. It is publishing this “FAQ” in response.

Question: The Company’s February 5, 2016 announcement stated that the Company intended to increase its capital through a rights issue with shareholders benefitting from “non-statutory preferential subscription rights”. What does “non-statutory” mean in this respect?

Answer: Subject to approval by the EGM of the proposed increase in authorized share capital, the capital raise will take the form of the allocation to all shareholders, in proportion to the shareholding, of rights exercisable for shares (at a price and per a ratio to be determined and announced at the time of the offering is launched). In addition, each shareholder who exercises its rights will have the ability to “oversubscribe” (i.e. to submit a request to subscribe for additional new shares at the subscription price to the extent some rights have not been exercised). While the overall structure and the detailed timetable remain subject to regulatory review and approval, the rights exercise period is expected to last approximately two weeks, with any unexercised rights lapsing at the end of it and the underlying shares taken up and placed by the underwriters in a bookbuilding exercise. This structure is typical in European rights offerings, and has also been used in the past in Luxembourg (e.g. by Arcelor in 2004). It differs from a “statutory” rights offering conducted strictly pursuant to Luxembourg corporate law procedures in that the subscription period is shorter (30 days for a “statutory” procedure) and unexercised rights lapse rather than being sold in a public auction.

Question: When is the capital raise intended to occur?

Answer: The Company intends to proceed with the rights offering as soon as practicable (subject to regulatory approval and market conditions) following EGM approval.

Question: How will the rights offering terms (ratio and price) be determined?

Answer: The terms will be set pre-launch as per market practices for rights offerings by listed companies (i.e., subscription price at a discount to be agreed with the underwriters from the theoretical ex-rights price, with the discount set in line with market standards for comparable transactions).

Question: What is the basis for the size of the proposed increase in the authorized share capital, and for the duration (5 years) during which the Board may implement it?

Answer: The size of the authorised capital follows two objectives:

(i) ensuring that the Company has sufficient authorised capital to implement the rights offering and achieve the announced capital raising of USD 3 billion1 under any conceivable (however unanticipated) pricing scenario and (ii) maintaining its historical flexibility going forward. The historical flexibility granted to the Board of Directors to issue ordinary shares was 10% of the issued share capital. Under the proposals put to the EGM, the unused portion of the authorised capital following the issue of shares in connection with the rights issue can only be used to issue further shares not exceeding 10% of the issued share capital following settlement of the rights issue thereby achieving the above objective.

The 5 year duration of the authorisation to issue further shares not exceeding 10% of the issued share capital corresponds to Luxembourg market practice and reflects the Company’s historical flexibility.

For readers in the European Economic Area

This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of ArcelorMittal within the meaning of Luxembourg law and/or the laws of any other member state of the European Economic Area. This document does not constitute a prospectus within the meaning of EC Directive 2003/71/EC of the European Parliament and of the Council dated 4 November 2003, as amended (the “Prospectus Directive”), which expression includes any relevant implementing measure in the member state concerned, and should not be the basis for any agreement or decision to invest. The Company has not made any final decision whether to proceed with any offering of securities or to admit new securities to trading on a regulated market. Any such offering or new admission will be based exclusively on a prospectus prepared for that purpose. Further, ArcelorMittal has not authorized any offer to the public of securities in any member state of the European Economic Area that has implemented the Prospectus Directive, other than Luxembourg, the Netherlands, France and Spain, (each, a “Relevant Member State”). With respect to each Relevant Member State, no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. Should an offering or new admission of subscription rights and new shares be conducted, as is currently planned, in Luxembourg, the Netherlands, France and Spain, a securities prospectus will be

[1]

As the subscription price will be denominated in euros, the capital increase amount will correspond to the euro equivalent of USD 3 billion upon the rights offering launch. The actual amount of the capital increase in euro will depend on the USD/EUR foreign exchange rate at closing.

produced, which is to be published following its approval by the Luxembourg supervisory authority for the financial sector (Commission de Surveillance du Secteur Financier – CSSF) and after it has been passported into the Netherlands, France and Spain subsequent to notification having been given to the competent regulatory authorities in those jurisdictions. Any decision to purchase, subscribe for or otherwise acquire any subscription rights or new shares of the Company must be made only on the basis of the information in a securities prospectus (if published in due course by the Company), which will then be available for download on the internet site of ArcelorMittal (www.arcelormittal.com). Copies of the prospectus will then also be readily available upon request and free of charge at 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand-Duchy of Luxembourg.

In each Relevant Member State this communication is only addressed to, and directed at, qualified investors in that Relevant Member State within the meaning of the Prospectus Directive.

This document contains advertising materials in connection with the Offer as referred to in the Market Abuse Directive 2003/6/EC and implementing laws and regulations.

For readers in the United Kingdom

This communication is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The subscription rights and new shares are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such subscription rights or new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

For readers in the United States

ArcelorMittal has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus ArcelorMittal expects to file with the SEC and other documents ArcelorMittal has filed and will file with the SEC for more complete information about ArcelorMittal and this offering. You may get these documents, once filed, free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ArcelorMittal, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by writing or telephoning ArcelorMittal at ArcelorMittal USA LLC, 1 South Dearborn Street, 19th Floor, Chicago, IL 60603, Attention: Ms. Lisa M. Fortuna, Manager, Investor Relations, telephone number: (312) 899-3985.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW

3